SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1*

OPHTHOTECH CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

683745103

(CUSIP Number)

SVLSF IV, LLC

One Boston Place

201 Washington Street, Suite 3900

Boston, MA 02108

(617) 367-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683745103

1	Name of reporting person SVLSF IV, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,079,458
	8	Shared voting power - 0 -
	9	Sole dispositive power 5,079,458
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 5,079,458
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 15.25%(1)
14	Type of reporting person OO

(1)	Percentage calculated using a denominator of 33,318,575 shares of Common Stock of Issuer as of February 18, 2014.

CUSIP No. 683745103

1	Name of reporting person SV Life Sciences Fund IV, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,079,458
	8	Shared voting power - 0 -
	9	Sole dispositive power 5,079,458
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 5,079,458
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 15.25%(1)
14	Type of reporting person PN

CUSIP No. 683745103

1	Name of reporting person SV Life Sciences Fund IV Strategic Partners, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,079,458
	8	Shared voting power - 0 -
	9	Sole dispositive power 5,079,458
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 5,079,458
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 15.25%(1)
14	Type of reporting person PN

CUSIP No. 683745103

1	Name of reporting person SV Life Sciences Fund IV (GP), L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,079,458
	8	Shared voting power - 0 -
	9	Sole dispositive power 5,079,458
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 5,079,458
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 15.25%(1)
14	Type of reporting person PN

CUSIP No. 683745103

1	Name of reporting person SV Life Sciences Advisers, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 254,237
	8	Shared voting power - 0 -
	9	Sole dispositive power 254,237
	10	Shared dispositive power - 0 -
11	Aggregate amount beneficially owned by each reporting person 254,237
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.76%(1)
14	Type of reporting person OO

CUSIP No. 683745103

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed by the Reporting Persons (as defined in Item 2(a) below) to disclose certain transactions in the securities of Ophthotech Corporation (the “Issuer”). This Amendment is being filed, among other items, to disclose the disposition of some of the shares of the Issuer’s Common Stock held by the Reporting Persons in connection with an underwritten public offering of the Issuer’s Common Stock in which the Reporting Persons participated and which closed on February 18, 2014 (the “Offering”).

Item 2(a).	Name of Persons Filing:

This statement is filed on behalf of the following persons with respect to shares of Common Stock of the Issuer beneficially owned by such persons:

(i)	SV Life Sciences Fund IV, L.P. (“SVLS IV LP”) (holding 4,939,230 shares of Common Stock) and SV Life Sciences Fund IV Strategic Partners, L.P. (“Strategic Partners”) (holding 140,228 shares of Common Stock), each a Delaware limited partnership, and SV Life Sciences Advisers, LLC, a Delaware limited liability company (“Advisers”) (holding 254,237 shares of Common Stock), each direct owners of the shares of Common Stock of the Issuer (together, the “Shares”);

(ii)	SV Life Sciences Fund IV (GP), L.P., a Delaware limited partnership (“SVLS IV GP”) and general partner of SVLS IV LP and Strategic Partners; and

(iii)	SVLSF IV, LLC, a Delaware limited liability company and general partner of SVLS IV GP.

Each of SVLS IV LP, Strategic Partners, Advisers, SVLS IV GP and SVLSF IV, LLC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 33,318,575 shares of Common Stock outstanding, which is the total of 31,418,575 shares of Common Stock outstanding as of January 31, 2014 as indicated in the Issuer’s Final Prospectus filed February 12, 2014 and an additional 1,900,000 shares of Common Stock issued by the Issuer in the Offering as described in the Final Prospectus.

The Funds, SVLS IV GP and SVLS IV, LLC may each be deemed to beneficially own, in the aggregate, 5,079,458 shares of Common Stock, constituting approximately 15.25% of the Common Stock outstanding. Advisers may be deemed to beneficially own 254,237 shares of Common Stock, constituting approximately 0.76% of the Common Stock outstanding.

As of the close of business on February 18, 2014, SVLS IV LP owned directly 4,939,230 shares of Common Stock, constituting approximately 14.82% of the Common Stock outstanding.

As of the close of business on February 18, 2014, Strategic Partners owned directly 140,228 shares of Common Stock, constituting approximately 0.42% of the Common Stock outstanding.

As of the close of business on February 18, 2014, Advisers owned directly 254,237 shares of Common Stock, constituting approximately 0.76% of the Common Stock outstanding.

SVLS IV LP and Strategic Partners (each a “Fund”, or collectively the “Funds”) may be deemed to beneficially own the Shares held by each other Fund because of certain contractual relationships among the Funds and their affiliates. The Funds disclaim beneficial ownership of Shares held by any other Fund except to the extent of any pecuniary interest therein.

SVLS IV GP, the general partner of SVLS IV LP and Strategic Partners, may be deemed to beneficially own the Shares held by SVLS IV LP and Strategic Partners. SVLS IV GP disclaims beneficial ownership of Shares held by SVLS IV LP and Strategic Partners except to the extent of any pecuniary interest therein.

SVLSF IV, LLC, the general partner of SVLS IV GP, may be deemed to beneficially own the Shares held by SVLS IV LP and Strategic Partners. SVLSF IV, LLC disclaims beneficial ownership of Shares held by SVLS IV LP and Strategic Partners except to the extent of any pecuniary interest therein.

Advisers, the management company of the Funds, may be deemed to share voting power and control with the Shares held by each of SVLS IV LP and Strategic Partners. Advisers disclaims beneficial ownership of the Shares held by SVLS IV LP and Strategic Partners except to the extent of any pecuniary interest therein.

(c) On February 18, 2014, SVLS IV LP and Strategic Partners sold 703,788 shares of the Issuer’s Common Stock to underwriters for the Offering at a price of $29.61 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

SVLS IV LP and Strategic Partners, along with one other selling stockholder, severally and not jointly entered into an Underwriting Agreement as of February 11, 2014 (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC as representatives of the underwriters and the Issuer, for the sale by the Issuer, SVLS IV LP, Strategic Partners and the other selling stockholder of an aggregate of 2,285,714 shares of the Issuer’s Common Stock. Closing of the Offering occurred on February 18, 2014. Pursuant to the Underwriting Agreement, the selling stockholders also granted the underwriters an over-allotment option. This option permitted the underwriters to purchase a maximum of 342,857 additional shares from the selling stockholders to cover over-allotments, including 331,194 shares from SVLS IV LP and Strategic Partners. This over-allotment option was exercised in full on February 18, 2014. In connection with the sale of Common Stock as reported hereby, SVLS IV LP and Strategic Partners entered a lock-up agreement as contemplated by the Underwriting Agreement. The Underwriting Agreement has been filed as Exhibit 99.1 to this Amendment No. 1 to Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

99.1	Underwriting Agreement dated as of February 11, 2014, by and among the Issuer, SVLS IV LP, Strategic Partners, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC is incorporated by reference from Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (Reg. No. 333-193681) filed with the Commission on February 10, 2014.

99.2	Joint Filing Agreement by and among SV Life Sciences Advisers, LLC, SV Life Sciences Fund IV, L.P., SV Life Sciences Fund IV Strategic Partners, L.P., SV Life Sciences Fund IV (GP), L.P. and SVLSF IV, LLC, dated September 24, 2013 is incorporated by reference from Exhibit 99.1 to Schedule 13D, dated October 4, 2013.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2014

SVLSF IV, LLC

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV (GP), L.P.
By:	SVLSF IV LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV, L.P.
By:	SV Life Sciences Fund IV (GP), L.P., its General Partner
By:	SVLSF IV, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES FUND IV STRATEGIC PARTNERS, L.P.
By:	SV Life Sciences Fund IV (GP), L.P., its General Partner
By:	SVLSF IV, LLC, its General Partner

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Member

SV LIFE SCIENCES ADVISERS, LLC

By:	/s/ Denise Marks
Name:	Denise Marks
Title:	Chief Financial Officer